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                                                                                                          EXHIBIT 12.1
                                                THE CHARLES SCHWAB CORPORATION

                                         Computation of Ratio of Earnings to Fixed Charges
                                            (Dollar amounts in thousands, unaudited)

                                                                  Three Months Ended             Nine Months Ended
                                                                    September 30,                  September 30,
                                                                  1996           1995           1996           1995
                                                                 ------         ------         ------         ------
Earnings before taxes on income                                $  96,497       $  78,058      $ 294,866      $ 214,726
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Fixed charges
     Interest expense - customer                                  93,818          84,162        267,024        234,878
     Interest expense - other                                     13,704           9,877         40,659         26,030
     Interest portion of rental expense                            5,784           5,023         17,045         15,430
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     Total fixed charges (a)                                     113,306          99,062        324,728        276,338
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Earnings before taxes on income and fixed charges (b)          $ 209,803       $ 177,120      $ 619,594      $ 491,064
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Ratio of earnings to fixed charges (b) divided by (a)(1)             1.9             1.8            1.9            1.8
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Ratio of earnings to fixed charges as adjusted(2)                    6.0             6.2            6.1            6.2
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(1)  The ratio of earnings to fixed charges is calculated in a manner consistent with SEC requirements.  For such purposes, "earnings" consist of earnings before taxes on income and fixed charges.  "Fixed charges" consist of interest expense incurred on payables to customers, long-term debt (including current maturities) and one-third of rental expense, which is estimated to be representative of the interest factor.

(2)  Because interest expense incurred in connection with payables to customers is completely offset by interest revenue on related investments and margin loans, the Company considers such interest to be an operating expense.
     Accordingly, the ratio of earnings to fixed charges as adjusted reflects the elimination of such interest expense as a fixed charge.

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